RODRIGUEZ & ASSOCIATES
Raul N. Rodriguez, Esq.
Sara Mares, Paralegal
1011 Pennsylvania St., Unit B
Denver, Colorado 80203

Telephone: (303) 861-1797	Facsimile: (303) 861-1995 E-mail address: raulnr@msn.com

October 16, 2009

Division of Corporation Finance
Securities and Exchange Commission
100 F St., NE
Washington, DC 20549

Attention: John P. Lucas

Re:	Grant Hartford Corporation Amendment 4 to Registration Statement on Form S-1 Filed August 12, 2009 File No. 333-155507

Ladies/Gentlemen:

          In connection with the Grant Hartford Corporation (the "Company", "we", "our") Registration Statement on Form S-1, the Company submits the following response to your Comment Letter dated August 31, 2009.

          To facilitate your review of this Amendment, the Company will respond to each of the numbered Comments set forth in your letter dated August 31, 2009. The Company is enclosing a lined copy of the Amended Form S-1 on which the Company has made changes pursuant to your Comment Letter and each change is noted by the corresponding Comment it addresses.

The Company will comply with the reporting requirements of the Exchange Act of 1934. The Company is submitting a substantive and fully responsive amendment to the Commission's letter dated August 31, 2009.

Amendment No. 4 to Form S-1

Comment No. 1:

Please update your financial statements to comply with Rule 8-08 of Regulation S-X. Please also update disclosure throughout your prospectus accordingly, such as the discussion in risk factor 2 and 3 and the MD&A.

Response to Comment No. 1

Provided Supplementary

Pursuant to Rule 8-08 of Regulation S-X, the Company has removed the First Quarter Financial Statements dated March 31, 2009 and inserted the Second Quarter Financial Statements dated June 30, 2009. We have updated the financial disclosures through the Amended Form S-1 to reflect the Second Quarter Financial Statements dated June 30, 2009.

Prospectus Summary, page 1

Comment No. 2.

Please clearly disclose in this section that Grant Hartford Corporation has the initial responsibility to pay the Bureau of Land management annual assessment fees, which are currently $125 for each 122 unpatented claim for a total annual amount of $15,250 and the property taxes on the 23 patented claims in the annual amount of $1,362.

Response to Comment No. 2.

Pursuant to the Commission's Comment 2, we have incorporated the following two sentences into the Prospectus Summary on page 2 of the Amended Form S-1 in order to properly disclose Grant Hartford Corporation's initial responsibility to pay the Bureau of Land Management annual assessment fees and the property taxes.

Grant Hartford Corporation has the initial responsibility to pay these fees on behalf of Commonwealth Resources, L.L.C., pursuant to the Grant Hartford Option Agreement. The terms of the Grant Hartford Option Agreement are further set forth in the "Material Terms of Related Party Agreements" section of this Prospectus on page 34.

Grant Hartford Corporation has the initial responsibility to pay these property taxes on behalf of Commonwealth Resources, L.L.C., pursuant to the Grant Hartford Option Agreement. The terms of the Grant Hartford Option Agreement are further set forth in the "Material Terms of Related Party Agreements" section of this Prospectus on page 34.

Comment No. 3

In the paragraph that starts "We are in the exploration stage of our business plan...," please quantify the anticipated capital expenditures for the fiscal year ending December 31, 2009 and your monthly average expenditure.

Response to Comment No. 3

Pursuant to the Commission's Comment 3, we have incorporated the following sentence into the Prospectus Summary on page 3 of the Amended Form S-1 in order to properly quantify Grant Hartford Corporation's anticipated capital expenditures for the fiscal year ending December 31, 2009 and the average monthly expenditures.

The Company anticipates incurring capital expenditures of $1,818,000 for the fiscal year ending December 31, 2009. The average monthly capital expenditure for that period of time is estimated to be $167,333.

Dilution, page 20

Comment No. 4

We note your response to prior comment 5. However, it is not clear from your table the amount of dilution that purchasers in this offering will absorb. Please provide this figure in this section in a clear and prominent manner. Please note that the reference to "the distribution" in Item 506 refers to the transaction registered on this Form S-1, not each of the private placements that you have undertaken.

Response to Comment No. 4

Price Per Share	Book Value Per Share Prior to Offering	Book Value Per Share after Offering	Dilution per Share ($)	Dilution per Share (%)
Selling Shareholders at $0.80	$0.044	$0.044	$0.756	94.50%

                     *     Assumes that none of the 830,195 Warrants are exercisesd and the Company did not receive any proceeds as a result of this Offering.

Price Per Share	Book Value Per Share Prior to Offering	Book Value Per Share after Offering	Dilution per Share ($)	Dilution per Share (%)
Selling Shareholders at $0.80	$0.044	$0.1034	$0.6966	87.08%
Exercise 593,900 Warrants at $1.50	$0.044	$0.1034	$1.3966	93.11%
Exercise 236,295 Warrants at $2.00	$0.044	$0.1034	$1.8966	94.83%

                     *     The values in the table above assume the exercise of all 830,195 warrants representing 830,195 of the Company's no par value common stock, which are included in this Registration Statement. Provided all warrants are exercised, there will be a total of 22,280,390 shares of Grant Hartford Corporation's common stock issued and outstanding.

                     *     The total shareholder equity used to calculate the values found in this table includes $890,850 through the issuance of 593,900 shares of the Company's no par value common stock and $472,590 through the issuance of 236,295 shares of the Company's no par value common stock for a total proceeds of $1,363,440 that the Company would receive upon the exercise of all 830,195 warrants.

                     *     The values in this table are calculated using the shareholder equity as determined in the six months ended, June 30, 2009, financial statements, which is $938,488, and do not account for the Company incurring any additional liabilities.

Financial Statements

General

Comment No. 5.

We note that you have added textual disclosure to the notes of your audited financial statements on pages F-12, F-13, F-14 and F-15, covering various details of previous operations, current operations, and property geology, including quoted material from reports identified as the "Garnet Project Summary, December 1992" prepared by Pegasus Gold Corporation, "Mineral Property Valuation, Garnet and Copper Cliff Mining Districts" prepared by John C. Brower, Ph.D., and "Pegasus Exploration Plan."

We do not see how your auditors have audited this information which includes a discussion about operations of other extending back to 1896. Further, we do not see that you have obtained or filed consents from Pegasus Gold Corporation or John C. Brower, Ph.D., as would be required to include summaries of or excerpts from their reports under Rule 436 of Regulation C and Item 601(b)(23) of Regulation S-K. This guidance specifies that any consent provided under this guidance must expressly state that the expert or counsel consents to such quotations or summarizations.

We expect that you will need to relocate or delete some of the information presently residing in Note 3 to your financial statements and elsewhere in your filing depending on whether it has been audited and whether you are able to obtain proper consents.

Response to Comment No. 5.

The Company has modified Note 3 to the financial statements and we have reissued our report to address certain comments by the SEC. Audit procedures have been performed over remaining note disclosures through review of applicable historical documentation and reports provided by the Company. Any summaries of excerpts from geological reports lacking proper consent have been removed from the note disclosures and elsewhere in the filing.

We have restated Note 3 as follows in the Financial Statements:

3. MINING OPERATIONS

The Company's mining property is located in Granite County near the ghost town of Garnet, Montana. The property is accessible year round by 4-wheel drive vehicles on County and private roads.

Acquisition of the Patented and Unpatented Mineral Claims

The Company acquired an exclusive option to purchase 100% ownership in the mineral deeds to 23 patented mineral claims and 122 unpatented mineral claims covering approximately 2,000 acres located within the Garnet Mining District of Granite County, Montana from Commonwealth Resources, LLC. The President and CEO of the Company, Eric Sauve, and the Company's Senior Consultant, Aaron Charlton, are also owners in Commonwealth Resources, LLC. The owner of record for the 122 unpatented claims and the 22 patented claims is Commonwealth Resources, LLC, who holds these claims subject to the terms and conditions in the Option Agreement between Commonwealth Resources, LLC and our Company, Grant Hartford Corporation. The owner of record of one (1) patented claim, the Free Coin, is River Terrace Estates, Inc. Commonwealth Resources, LLC holds a purchase agreement and mining lease on this claim which has been assigned to Grant Hartford Corporation.

Option Agreement

The Company entered into an Option Agreement with Commonwealth Resources, LLC (Commonwealth), a related party, with effect from June 15th, 2007. The agreement gives the Company an exclusive option to purchase the mineral rights (excluding surface rights) on the 23 patented mining claims and an exclusive option to purchase 122 unpatented mining claims for a period of seven years.

Significant terms of the agreement are as follows:

1.	Issue 19,000,000 Grant Hartford Corporation common shares at par value to Commonwealth resources, LLC;
2.

Make annual option payments of $190,000 to Commonwealth Resources, L.L.C. for a period of up to five years, starting June 15, 2007 and ending either the earlier of the option exercise or June 15, 2012;

3.	Make annual option payments of $400,000 to Commonwealth Resources, L.L.C. starting June 15, 2012 and ending June 15, 2014 in order to extend the option period for an additional two years;
4.	Make annual access lease payments of $60,000 starting June 15, 2007 and continuing for the life of the project;
5.

Pay a purchase price of $7,000,000 to Commonwealth Resources, L.L.C. for the ownership of the mineral rights at any time within the first five years of the contract or in the two option extension years should the Company so elect.

6.	During the Option period, gold ore production must not exceed 100 tons per day;
7.	The Company must pay Commonwealth Resources, LLC a 5% Net Smelter Return on all gold produced during the Option period.
8.	As of December 31, 2008, $78,905 of option payments have been paid resulting in an accrual on the balance sheet of $214,012.

3. MINING OPERATIONS (Continued)

History of Previous Operations

The following is a brief history of previous operations, including, insofar as known, the names and dates of previous operators: Between 1896 and 1942, geological reports indicate that the Nancy Hanks, Lead King, Dewey, International and Tiger mines were active on the Garnet property. The year of 1942 marked the beginning of World War II, causing mining to cease. American Mining Corporation conducted exploration on the Garnet Property in the 1960's. Western Energy Corporation, a mining exploration subsidiary of the Montana based power utility, Montana Power Company, conducted exploration of the Garnet Property from 1987 to 1989. Pegasus Gold Corp. ("Pegasus"), which was a mid size gold producing Company in the 1980's and mid 1990's, optioned the Garnet Property and conducted exploration activities between 1989 and 1993.

In Pegasus' exploration of the Garnet Property they identified mineralized material in two of Grant Hartford Corporation's mining claims that are under option through Commonwealth Resources, L.L.C. Subsequently the Company used these previous exploration results from the Nancy Hanks and Dewey patented claims, as a basis for our current exploration plans.

Current Operations

The Company's 2008 exploration program was designed to quantify, through the use of definition drilling, both open pit and underground mine mineralized material targets identified by the previous Pegasus exploration program. The Company intends to use this information to proceed with prefeasibility or scoping studies in order to determine an updated existence of proven/ probable reserves.

During 2008, GHC completed 54 drill holes, with total drill footage of 12,497.5 feet. These holes were completed by O'Keefe Drilling using reverse circulation drill rigs. All holes were completed during the third and fourth quarters of 2008. Original drill plans included drilling on over eight (8) targets. Due to the promising results obtained in the first three zones drilled, drilling was concentrated on these three mineralized material zones. The drilling plan called for definition drilling near high-grade mineralized material zones encountered by Pegasus between 1989 and 1992. The drilling resulted in 1,879 samples generally representing five (5) foot intervals were sent for assay. Shorter intervals were sampled when vein systems were able to be identified. 229 samples were run in duplicates of 2-4 repeats. This represents a 12.2% assay duplication.

The Company's 2008 exploration program discovered and expanded mineralized material zones identified by Pegasus in the East Dewey and North Dewey zones. Drilling on the Nancy Hanks deposit confirmed mineralized material tonnage and grade, as identified by Pegasus, with open boundaries in several directions. A new mineralized material zone at the 200 foot level in the area of the Nancy Hanks pit was discovered which is open in three directions. Through the Company's current input of the Company's 2008 drill data and the Pegasus drill data into a sub-surface mine modeling programs the Company hopes to assist in proceeding with a pre-feasibility or scoping study to determine the updated existence of proven/probable reserves.

3. MINING OPERATIONS (Continued)

The Company's 2009 Exploration Plan is based on recommendations from its 2008 Drilling report written by Vice President of Mining and Geology, J. Robert Flesher:

1.

Enter all existing geological, geophysical and geochemical data, including the Pegasus drilling data, and the Company's 2008 drilling data, into a sub-surface 3D mine modeling program to determine an updated mineralized material calculation;

2.

Engage a metallurgical lab to analyze samples from the 2008 exploration program to determine the correct grind size, and conduct specific gravity concentration and flotation tests, in order to determine a flow sheet;

3.	Based on the data from the flow sheet, engage an engineering firm to design and provide bids for the construction of a milling facility to process high grade mineralized material;
4.	Engage a Geophysical firm to conduct Induced Polarization tests on the North Dewy target to identify additional anomalous areas for drilling during the 2009 season;
5.	Engage an underground mining engineer to provide cost estimates for underground mineralized material extraction on future identified deposits;
6.

Drill up to 150 reverse circulation holes on targets identified in the area of the Nancy Hanks and Dewey to block out mineralized material for possible extraction, and to complete definition drilling to improve the Nancy Hanks' open pit mineralized material calculation in order to determine the possible existence of proven/probable reserves;

7.

Upon completion of the 2009 exploration program, engage an engineering firm to proceed with a prefeasibility or scoping study in order to determine the existence of proven/probable reserves and the possible utilization of open pit mining methods;

8.

Drill at least 2 additional high grade targets of the 16 defined high grade mineralized material targets, as identified in previous drill programs. Additional exploration and drilling to sufficiently establish continuity between drill holes on the Free Coin and Willie claims and the Tostman and Cascade claims. These claims were permitted and bonded in the 2008 Exploration Plan.

There are no production or milling operations on the property, as of today. There is no electric power on the property. Any future mining or milling operation will require either power lines to reach the property or the generation of power on site. The Company has retained CDM Engineering of Helena, MT to conduct a cost estimate for power requirements.

3. MINING OPERATIONS (Continued)

Property Geology

In order to provide a brief overview and description of the rock formations and mineralization, present on the Garnet Mineral Property, and of which Grant Hartford Corporation is currently exploring, the following is an excerpt from "GEOLOGIC EXAMINATION OF THE ECONOMIC POTENTIAL FOR GOLD MINING At The GARNET AREA GOLD MINING PROPERTY" by Thomas J. Peters.

"Stratified sedimentary rock in the Garnet Area includes one billion-year old Precambrian Belt Series (Harrison and others, 1974) of predominantly regionally metamorphosed siltstones, or siltites. The silt and intercalated shale were deposited in a northwest-trending basin on the margin of an early proto-North American craton, which was open seaward to the west, and subsided slowly over a long period and produced up to 70,000-footthick sequence of thin bedded well sorted detritus, which in places contains stratabound Precambrian metallic mineralization. The triangular-shaped basin, both in map and cross-section views, shallowed eastward to an embayment extending to the Hellena area.

The Garnet area was also overlain by a variety of Paleozoic and Mesozoic, locally contact-metamorphosed, sedimentary strata, including a prominent 500-600 million-year-old Cambrian classical transgressive sequence of sandstone, shale and limestone. An ancient sea transgressed a long-eroded Precambrian surface of varied rock including regions of highly metallic provenance and early extensional tectonism. (Woodward and Bell 1995) Stratigraphers of epeiric sea deposits, which periodically covered stable cratons, refer to this hiatus as the Lipalian interval, which was followed by deposition of sediment containing the first several phyla of advanced megafauna. Lochman-Balk (1971, p. 97; 1972, p.60-75) compiled Cambrian paleogeography.

Marine regression, with concomitant regional hiatus from Ordovician through middle Devonion time, is indicated by the stratigraphic column of Kauffman (1963, Table 1). Callahan, (1966) associated metal deposits to hiatus-related unconformity. A second long net transgression inundated a diverse eroded surface (Craig, 1966, p. 100-110), depositing the Maywood, and Jefferson Formations. Stimson (1991) notes these units as well mineralized within 1,000 ft of contact with later intruded granite. Mississippian transgression is regionally documented by the Madison and Leadville Formations. Sears (1989) mapped the Cambrian Red Lion Formation and the Devonian Maywood Formation as a single unit, indicating uncertainty of age.

Later, tectonically formed features indicate multiple episodes of folding and faulting. Prominent folding resulted from the Larimide orogeny, which formed the prominent west-northwest-trending Deep Creek anticline plunging from Nineteen Ten Ridge northwest through the Red Cloud mine and along the southside of Anderson Hill and Summit Cabin. Folding ultimately resulted in intrusion of a granitic pluton on the northeast flank of the anticline, which cooled, forming a granodiorite stock and associated dikes of late Cretaceous age [72 to 83 Ma..(million years before present)]. Faulting was also prominent at this time, an end result of folding, however, faults are zones of weakness and tend to be reactivated through time along with generation of later faults.

Tactite or skarn, a high temperature contact metamorphic rock, formed along the contact of intrusive granitic rock with Paleozoic calcareous sedimentary strata, and is one type of gold mineralization. Detailed mapping of the contact metamorphic aureole of the Garnet stock was carried out by Mann, 2002. This is high temperature or hypothermal mineralization and usually thought of being formed at greater depths, hence a unique mineral suite forms which is chemically stable in high temperature and pressure environments. This early mineralization, although locally high grade, is not extensive and formed within a few feet of the igneous contact. The molten contact had been fairly dry and served to cauterize hydrothermal circulation, while actively calvingoff, or stoping, large blocks of Paleozoic strata and digesting them by melting into the magma."

Provided Supplementary

The Company is in discussions with the Commission staff re: a possible Rule 437 waiver.

Signatures

Comment No. 6.

Each time you amend this filing, please ensure that it is properly signed and dated.

Response to Comment No. 6.

We have properly signed and dated this filing of the amended Form S-1.

Very truly yours,

/s/Raul N. Rodriguez, Esq.
Raul N. Rodriguez, Esq.